Global Smoothie Supply, Inc.
                        4428 University Boulevard
                             Dallas, TX 75205

September 4, 2009

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form S-1 on Form S-1/A
     Request for Withdrawal of Registration Statement
     Filed on August 21, 2009
     Commission File No  333-160576

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Global Smoothie Supply, Inc., a Texas corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, subsequently filed on Form S-1/A, File No. 333-160576, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the U. S. Securities and Exchange Commission on July 14, 2009.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact me at (214) 769-0836. Thank you for your attention to this matter.

Respectfully yours,

Global Smoothie Supply, Inc.

By: /s/ David C. Tiller
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        David C. Tiller
        Chairman and
        Chief Executive Officer

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